UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D/A


                               (AMENDMENT NO. 4)

                               CBC Bancorp, Inc.
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
                        (Title of Class of Securities)

                                  031578 10 7
                                (CUSIP Number)

           Randolph W. Lenz             With copies to:
    c/o Equity Merchant Banking Corp.   Thomas S. Gallagher, Esq.
 2419 E. Commercial Blvd.,Suite 304     66 Larchmont Avenue
 Fort Lauderdale, Florida 33308         Larchmont, New York 10538
 (954) 202-9998                         (914)834-2867
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        December 31, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 pages

CUSIP NO.  031578 10 7             SCHEDULE 13D/A
Page 2 of 4 Pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Randolph W. Lenz

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)  /  /
         (b)  /  /

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*
         PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
                                                         /  /
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

    NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          1,813,507
    OWNED BY
      EACH         8   SHARED VOTING POWER
   REPORTING
     PERSON        9   SOLE DISPOSITIVE POWER
      WITH
                        1,813,507

                  10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,813,507

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                        /  /

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        90% of the Common Stock outstanding as of the date hereof.

 14  TYPE OF REPORTING PERSON*
                    IN

CBC Bancorp, Inc.
Schedule 13D/A

ITEM 1    SECURITY AND ISSUER.

      This Statement relates to shares of common stock, par value $0.01 per share ("Common Stock")of CBC Bancorp, Inc. (formerly Amity Bancorp, Inc.)(the "Company") and certain securities of the Company convertible into, or exchangeable into, shares of Common Stock. The address of the Company's principal executive offices prior to its liquidation in November 1997 is 612 Bedford Street, Stamford, CT 06901.

ITEM 2.   IDENTITY AND BACKGROUND.

      (a) - (c) This Statement is being filed by Randolph W. Lenz
("Reporting Person" or "Mr. Lenz"). Mr. Lenz is a citizen of the United States. The business and office address of the Reporting
Person is 2419 East Commercial Boulevard, Suite 304, Fort
Lauderdale, Florida 33308.

      (d) - (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Not applicable.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       On December 31, 1996, Mr. Lenz agreed to increase the guaranteed threshold for the amount of sales proceeds to be retained by CBC Bancorp, Inc. (the "Company") in connection with the liquidation of the $1.7 million of marketable securities exchanged for shares of the Company's Series III Convertible Preferred Stock. The company issued 69 additional shares of Series III Preferred Stock. In addition, Mr. Lenz received as of December 31, 1996, 35 additional shares of Series III
Preferred in lieu of the Company's payment of dividends on the Series III Preferred Stock outstanding. The Series III Preferred Stock are convertible into shares of Common Stock, preferred stock or other capital instrument of the Company or the Bank with a fair market value equal to the stated value of the shares (i.e., $10,000 per share). At the time of Mr. Lenz's acquisition of the additional shares of Series III Preferred Stock he did not have any intention of converting the shares of Series III Preferred Stock into shares of Company Common Stock. The shares of Series III Preferred Stock were purchased with Mr. Lenz's personal funds.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

       (a) Mr. Lenz owns 1,813,507 shares of Common Stock of Bancorp, or 90 %, of the total number of shares of Common Stock outstanding. The number of shares does not include the conversion of the Convertible Capital Notes, or the Series I or III Preferred Stock or the exercise of the contingent Warrant.

       (b) Mr. Lenz has the sole power to vote and dispose of the shares of Common Stock and the convertible securities that he owns.

       (c)    See Response to Item 3.

       (d)    None.

       (e)    Not applicable.



                             Page 3 of 4 pages

CBC Bancorp, Inc.
Schedule 13D/A




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

    None.

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 14, 1998     By: /s/Randolph W. Lenz
                              _______________________________
                              RANDOLPH W. LENZ

                              By: /s/Thomas S. Gallagher, Esq.
                              ________________________________
                              By:  Thomas S. Gallagher, Esq.
                              Attorney-in-Fact
                              Pursuant to Power of Attorney,
                              dated August 13, 1998
                              (attached as Exhibit A to Mr. Lenz's
                              Schedule 13D Amendment No. 1 for
                              Terex Corporation, dated August 14,
                              1998.

                        Page 4 of 4 Pages